SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

February 17, 2011

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Attn:           David Irving

Re:	Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 000-09341

Dear Mr. Irving:

Security National Financial Corporation (the “Company”) is in receipt of the letter dated February 3, 2011 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended September 30, 2010.  The Company’s responses to the comment are set forth below.  For ease of reference, the Company has set forth the comment and its responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Condensed Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Mortgage Operations, Page 59

      1.            We note your responses to comments 1 and 3 in our letter dated December 20, 2010.
Please tell us and revise your future filings to disclose the following information regarding your appraisal process and impaired loans:

•
Please tell us how you determine the fair value of collateral when you determine that foreclosure is probable.  If you do not get an appraisal at the time that you determine that foreclosure is probable, please tell us how your fair value measurement process is appropriate under GAAP;

February 17, 2011

Response:   When it is determined that foreclosure is probable, it is the Company’s policy to review not just the property appraisal, but also to consider current market data and other trends relevant to loan and property type in order to determine fair value of the collateral.  The Company considers many of the markets to be inactive, and many of the transactions used as comparable transactions in developing appraisals would therefore be considered “disorderly, distressed or forced.”  Thus, Company relies on its own judgment, internal analysis of the loan performance of similar loan types, and other internal data in determining the fair value of the collateral.

At each balance sheet date, the Company performs a cash flow analysis of collateral of impaired loans (using rental receipts versus estimated property taxes, homeowners insurance, repairs, and other expenses), discounted at the effective interest rates of the loans to determine whether additional impairment exists.  This cash flow analysis is consistent with GAAP as described in ASC 310-10-35-22 and ASC 820-10-35-32 and 33, and is in accordance with SEC comments on Fair Value Accounting.  To date, this subsequent analysis has not identified impairments in excess of the carrying value recorded as described above and corroborates the Company’s carrying balances.

•	Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

Response:  As described above, at each balance sheet date the Company reviews loans that have already been determined to be impaired.  The Company considers any new market data, relevant trends, recent experience, and other internal analysis to determine if an additional allowance is required.

The Company’s OREO is held for investment.  Accordingly, at each balance sheet date, the Company uses the cash flow method described above, without discounting to determine any impairment related to OREO.  This practice is consistent with ASC 360-10-35-17.

•
When the Company does not have a new appraisal on file, describe in more detail the procedures performed by management to determine whether the assumptions reflected in these original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old;

Response:   The Company believes that the process and policies outlined in the preceding points are adequate in assessing the validity of management’s assumptions and judgments as it relates to its collateral-dependent impaired loans and its OREO.

•
Quantify your impaired loans as of September 30, 2010 and December 31, 2009 by both loan category and the method used to measure impairment (e.g., discounted cash flows collateral  value or observable market price);

Response:    Please see the table below:

February 17, 2011

	As of September 30, 2010	Measurement			As of December 31, 2009	Measurement
		Discounted Cash Flows	Collateral Value	Observable Market Price		Discounted Cash Flows	Collateral Value	Observable Market Price
Impaired Loans without Allowance	$-				$-
Impaired Loans with Allowance
Residential mortgages	13,691,362	13,691,362	-	-	19,538,135	19,538,135	-	-
Commercial mortgages	1,523,707	1,523,707	-	-	-	-	-	-
Balance, end of period	$15,215,069	$15,215,069	$-	$-	$19,538,135	$19,538,135	$-	$-

Allowance for Impaired Loans	$7,093,550				$6,808,803

•	Clearly explain how you determine whether a loan is collateral-dependent;

Response:  A loan is determined to be collateral-dependent when it is secured by an asset.  The Company has determined that its mortgage loans on real estate are collateral-dependent loans because the loans are first mortgage loans and the Company is the primary first lien holder.

•
Describe your charge-off policy for collateral-dependent impaired loans, including what you consider to represent a “confirmed loss.”  In this regard, clarify whether under your policy the difference between the recorded amount of a loan and the fair value of the underlying collateral would be charged-off against the allowance;

Response: As described above and in accordance with GAAP, an allowance is  recognized for the difference between the carrying value of the loan and estimated fair value of the collateral for all collateral-dependent impaired loans.  The Company determines that a “confirmed loss” occurs when the foreclosure process is initiated.  It is the Company’s policy to charge off the “confirmed loss” when the foreclosure process is complete and the loan is transferred to OREO.  At that time, the property is adjusted to the lower of cost or fair value and any additional adjustments, if necessary, are made.

•	Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and

Response:  According to the Company’s policy described above, none of the collateral-dependent impaired loans have been written down to fair value through a direct charge off.  Instead, an allowance has been recognized for each collateral-dependent impaired loan.

•
To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in your market area.

Response:   As described above, once a collateral-dependent loan is identified as impaired, the loss is recognized by recording the allowance.  Accordingly, there are not impaired loans with a specific allowance that have not been written down to the fair value of the collateral.

February 17, 2011

           If you have any questions, please do not hesitate to call me at (801) 264-1060 or (801) 287-8171.

Very truly yours,

/s/ Stephen M. Sill
Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer